September 6, 2005

Ms. Pamela A. Long
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

            Re:     Cytec Industries, Inc. (the "Company")
                   (Form S-3, Fi1e No. 333-127507 & Form 10-Q, File No. 1-12372)
                   -------------------------------------------------------------

Dear Ms. Long:


Enclosed herewith is Company's responses to the Staff's comment letter (the "Comment Letter") dated August 26, 2005 concerning the Company's Registration Statement on Form S-3 (the "Registration Statement") and the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2005 (the "Form 10-Q").

To facilitate the Staff's review, we have included in this letter the captions and numbered comments in bold text and have provided the Company's responses immediately following each numbered comment. The following are the Company's responses to the Comment Letter:

Registration Statement on Form S-3
----------------------------------

1. With respect to the debt securities and preferred stock, be advised that the convertible securities may not be issued for "other securities" that have not been registered under this registration statement unless the convertible securities exercisable for such other securities are not legally exercisable immediately or within one year of the date of sale of the convertible securities. All of the underlying classes of securities to which the convertible securities relate must be identified in the registration statement, including the fee table.

     The Company acknowledges and agrees that any convertible securities that may be issued under the Registration Statement will not be issued for "other securities" that have not been registered under the Registration Statement unless they are not legally exercisable for at least a year from the date of sale of the convertible securities.




Plan of Distribution, page 23
-----------------------------

2. Rule 415(a)(4) requires that in an "at the market" equity offering by the registrant, the underwriter must be named in a prospectus that is "part of the registration statement." If the registration statement becomes effective without naming the underwriter, please confirm supplementally that a post-effective amendment will be filed for this purpose. Please also confirm that any take downs of voting stock from the shelf will comply with the aggregate market value limit imposed by Rule 415(a)(4).

Pamela A. Long                                                 September 6, 2005
United States Securities and Exchange Commission               Page 2 of 3



     The Company agrees that (i) it will not undertake an "at the market offering" unless the underwriter is named by post-effective amendment to the Registration Statement and (ii) any take downs of voting stock from the Registration Statement will comply with the aggregate market value limit imposed by Rule 415(a)(4).

Legality Opinion
----------------

3. You are reminded that an unqualified legality opinion is required with every takedown of securities registered under this registration statement. You may file the clean opinions pursuant to Rule 462(d) or on Form 8-K.

         The Company will provide a clean legal opinion regarding the validity of the securities issued under the Registration Statement by filing a Form 8-K.

Quarterly Report on Form 10-Q for period ending June 30, 2005
-------------------------------------------------------------

Item 4. Controls and Procedures, page 30
----------------------------------------

4. We note your statement that your chief executive officer and your chief financial officer "have concluded that the Company's current disclosure controls and procedures are reasonably effective." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

At the time of the filing of the Form 10-Q, the certifying officers had concluded that the Company's disclosure controls and procedures were effective as of June 30, 2005. The Company will reflect this comment in all future filings with the Securities and Exchange Commission.

Pamela A. Long                                                 September 6, 2005
United States Securities and Exchange Commission               Page 3 of 3



If you have any questions or comments regarding the enclosed materials, please feel free to call me at (973) 357-3131 or Robert W. Downes of Sullivan & Cromwell LLP at (212) 558-4312.




                                                             Very truly yours,


                                                             /s/ James M. Young
                                                             ------------------
                                                             James M. Young
                                                             Corporate Counsel




cc:    Craig Slivka  (Securities and Exchange Commission)
       Chris Edwards  (Securities and Exchange Commission)
       Roy Smith, Esq.  (Cytec Industries, Inc.)
       Robert W. Downes